ISA INTERNATIONALE INC.
                              2564 RICE STREET
                             ST. PAUL, MN 55113
                            SEC File No. 1-16423

June 21, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn: Mr. Andrew D. Mew
Accounting Branch Chief

Dear Mr. Mew:

We are responding to your letter dated June 7, 2011 concerning our correspondence filed on May 25, 2011. This was a response to your original letter dated March 2, 2011 with comments and questions about our Form 10-K submission for our fiscal year ended 09/30/2010. We are requesting an additional 5 business days from the due date of June 21, 2011 to prepare and submit our response. The Company and its Auditors need additional time to prepare and approve a revised submission. This request was discussed and approved today by telephone with Mr. Milwood Hobbs, Staff Accountant with the SEC. The Company will be submitting our letter correspondence for the registrant responding to all of the points in your inquiry letter dated June 7 on or before June 27, 2011. The Registrant, ISA International Inc., is referred to in this letter as the "Company" or "ISAT".

Acknowledgements:

The registrant hereby acknowledges that:
1. the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2. staff comments or changes to disclosure reported to the SEC in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are attempting to fully comply with the reporting requirements of the SEC and respectfully ask for your agreement with our conclusions in this correspondence. Please contact me at 651-489-6941 or by fax at 651-484-9870 if you have additional comments or questions.

Sincerely,

/s/Bernard L. Brodkorb
President, CEO, and CFO
ISA Internationale Inc.